PRESS RELEASE	LIFE SCIENCES RESEARCH, INC.
(NYSE Arca: LSR)
P. O. Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

For Further Information:
Richard Michaelson
Phone: US: (732) 649-9961
e-mail: LifeSciencesResearch@LSRinc.net

October 31, 2007

LSR ANNOUNCES THIRD QUARTER RESULTS

Highlights:
•	Revenues of $60.9 million
•	Operating income of $8.6 million, or 14.1%
•	Net Income of $5.9 million, or $0.39 per fully diluted share
•	Net new orders of $61.9 million, TTM book to bill ratio of 1.19
•	Cash of $37.2 million

East Millstone, New Jersey, October 31, 2007 – Life Sciences Research, Inc. (NYSE Arca: LSR) announced today that revenues for the quarter ended September 30, 2007 were $60.9 million, 23.1% above the revenues for the same period in the prior year of $49.5 million. Excluding the effect of exchange rate movements, revenues increased 16.1%. Operating income for the quarter ended September 30, 2007 was $8.6 million, or 14.1% of revenues, compared with $5.7 million, or 11.6% of revenues for the same period in the prior year. The quarter included FAS123R stock option expense of $0.4 million, or $0.03 per fully diluted share compared with $0.2 million or $0.01 per fully diluted share in the same quarter last year. The Company reported net income for the quarter ended September 30, 2007 of $5.9 million compared with $2.7 million for the quarter ended September 30, 2006. Net income per common share was $0.47 for the three months ended September 30, 2007 compared with $0.21 for the three months ended September 30, 2006. Net income per fully diluted share was $0.39 for the three months ended September 30, 2007 compared with $0.18 for the three months ended September 30, 2006.

The net income for the three months ended September 30, 2007 included Other Income of $0.02 million which comprised $0.5 million from the non-cash foreign exchange re-measurement gain on the March 2006 Financing denominated in US dollars and other exchange gains of $0.1 million, offset by finance arrangement fee amortization of $0.6 million. In the same period in the prior year, Other Expenses of $0.9 million was comprised of finance arrangement fees of $0.5 million, the non-cash cost of $0.7 million associated with the 100,000 warrants granted in January 2005 for advisory services, offset by $0.3 million non-cash re-measurement gain pertaining to the March 2006 Financing denominated in US dollars.

Revenues for the nine months ended September 30, 2007 of $173.4 million were 24.0% above revenues for the same period in the prior year of $139.8 million. Excluding the effect of exchange rate movements, the increase was 15.8%. Operating Income for the nine months ended September 30, 2007 was $22.3 million, or 12.9% of revenues, compared with $14.6 million, or 10.5% of revenues for the same period in the prior year. The Company reported net income of $14.8 million for the nine months ended September 30, 2007 compared with net income before the loss on deconsolidation of variable interest entity for the nine months ended September 30, 2006 of $4.3 million. Net income per common share was $1.17 for the nine months ended September 30, 2007 compared with net income before the loss on the deconsolidation of variable interest entity per common share of $0.34 for the nine months ended September 30, 2006. Net income per fully diluted share was $0.99 for the nine months ended September 30, 2007 compared with net income before the loss on deconsolidation of variable interest entity per fully diluted share of $0.29 for the nine months ended September 30, 2006.

Net income for the nine months ended September 30, 2007 included Other Income of $0.3 million which comprised $1.7 million from the non-cash foreign exchange re-measurement gain pertaining to the March 2006 Financing denominated in US dollars and other exchange gains of $0.3 million, offset by finance arrangement fee amortization of $1.7 million. In the same period in the prior year, Other Income of $0.4 million was comprised of $4.0 million from the non-cash foreign exchange re-measurement gain pertaining to the Convertible Capital Bonds and March 2006 Financing denominated in US dollars and other exchange gains of $0.2 million, offset by finance arrangement fee amortization of $3.1 million and the non-cash costs of $0.7 million associated with the 100,000 warrants granted in January 2005 for advisory services.

Cash on hand at September 30, 2007 was $37.2 million compared with $44.1 million at December 31, 2006. Operating activities generated cash of $30.8 million, of which $12.8 million was due to the reduction in DSOs. Net days sales outstanding at September 30, 2007 were 2 (15 at September 30, 2006 and 21 at December 31, 2006). This was offset by $26.1 million used in financing activities, predominantly including $10.8 million debt principal repayment, $4.8 million in costs associated with the August 1, 2007 loan amendment and $10.7 million used to repurchase stock and warrants. Capital expenditure totaled $3.7 million in the third quarter of 2007, compared to $4.2 million in the third quarter of 2006. Capital expenditure for the first nine months of 2007 totaled $12.4 million, compared to $8.2 million in the first nine months of 2006.

Long-term debt was $75.4 million at September 30, 2007, compared with $89.2 million at December 31, 2006. At September 30, 2007 long-term debt predominantly consisted of the $59.8 million outstanding from the March 2006 Financing Loan and the $23.5 million of finance leases associated with the June 2005 sale and leaseback, offset by unamortized lender warrant costs, and the unamortized closing fee associated with the August 1, 2007 loan amendment.

Net new business signings totaled $61.9 million for the third quarter of 2007. This represented an increase of 7% from the third quarter orders in 2006. Net new business signings for the nine months ended September 30, 2007 were $200.9 million, an increase of 21% on the nine months ended September 30, 2006. At September 30, 2007 backlog (booked on work) amounted to approximately $193 million.

Brian Cass, LSR’s President and Managing Director commented, “We have reported record revenues and operating profits for each quarter this year, and I am particularly pleased with this quarter’s 14.1% operating margin. Constant currency revenue growth of 16% year to date is fuelling this performance, and this, in turn, is supported by a trailing twelve month book to bill ratio of 1.19. These results reflect not only the current strength of the outsourcing marketplace but, I believe, are also testament to our people’s endeavour to provide the highest standards of science, service and operational performance.”

Andrew Baker, LSR’s Chairman and CEO said, “I am proud and very pleased with this quarter’s results, showing further strong growth in revenues and earnings as well as solid performance in cash generation. EPS of 39 cents, including 4 cents of non-cash foreign exchange gains, is also meaningful further progress in creating shareholder value.”

LSR will hold an investor conference call to discuss the quarter’s results on November 1, 2007 at 9:00 a.m. Eastern Time. That call can be listened to by dialing (210) 839-8508 pass code 3316789. We suggest calling five minutes prior to the scheduled call.

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR’s expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR’s control, as more fully described in the Company’s SEC filings, including its Form 10-K for the fiscal year ended December 31, 2006, as filed with the US Securities and Exchange Commission.

- tables to follow -

Life Sciences Research Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

Unaudited

	Three months ended September 30		Nine months ended September 30

(Dollars in thousands, except per share data)	2007	2006	2007	2006

Revenues	$60,874	$49,460	$173,362	$139,766
Cost of sales	(42,525)	(36,388)	(123,219)	(103,271)

Gross profit	18,349	13,072	50,143	36,495
Selling, general and administrative expenses	(9,777)	(7,334)	(27,826)	(21,886)

Operating income	8,572	5,738	22,317	14,609
Interest income	506	437	1,691	968
Interest expense	(3,039)	(3,162)	(9,981)	(10,057)
Other income/(expense)	15	(913)	284	350

Income before income taxes	6,054	2,100	14,311	5,870
Income tax (expense)/benefit	(185)	579	521	(1,584)

Income before loss on deconsolidation of variable interest entity	$5,869	$2,679	$14,832	$4,286
Loss on deconsolidation of variable interest entity (net of income tax benefit of $22,218)	-	-	-	(20,656)

Net income/(loss)	$5,869	$2,679	$14,832	$(16,370)

Basic income/(loss) per share
Income before loss on deconsolidation of variable interest entity	$0.47	$0.21	$1.17	$0.34
Loss on deconsolidation of variable interest entity	-	-	-	(1.64)

Basic income/(loss) per share	$0.47	$0.21	$1.17	$(1.30)

Diluted income/(loss) per share:
Income before loss on deconsolidation of variable interest entity	$0.39	$0.18	$0.99	$0.29
Loss on deconsolidation of variable interest entity	-	-	-	(1.42)

Diluted income/(loss) per share	$0.39	$0.18	$0.99	$(1.13)

Weighted average number of common stock
- Basic (000’s)	12,614	12,669	12,723	12,627
- Diluted (000’s)	14,965	14,534	14,952	14,506

Life Sciences Research Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Dollars in thousands except per share data)	September 30,	December 31,
	2007	2006
ASSETS	Unaudited	Audited
Current assets:
Cash and cash equivalents	$37,222	$44,088
Accounts receivable, net of allowance of $592 and $691 in 2007 and 2006 respectively	36,683	38,677
Unbilled receivables	22,336	17,459
Inventories	1,977	1,962
Prepaid expenses and other current assets	11,813	10,339

Total current assets	110,031	112,525

Property and equipment, net	70,902	63,630
Goodwill	1,587	1,520
Other assets	9,477	10,341
Deferred income taxes	44,389	42,563

Total assets	$236,386	$230,579

LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$15,901	$16,973
Accrued payroll and other benefits	5,303	9,743
Accrued expenses and other liabilities	22,789	17,721
Short-term debt	826	889
Fees invoiced in advance	57,816	44,435

Total current liabilities	102,635	89,761

Long-term debt	75,354	89,151
Deferred gain on disposal of US property	8,867	9,107
Pension liabilities	49,605	47,652

Total liabilities	$236,461	$235,671

Commitments and contingencies
Stockholders’ equity/(deficit)
Preferred Stock, $0.01 par value. Authorized 5,000,000
Issued and outstanding: None	-	-
Non-Voting Common Stock, $0.01 par value. Authorized 5,000,000
Issued and outstanding: None	-	-
Voting Common Stock, $0.01 par value. Authorized 50,000,000
Issued and outstanding at September 30, 2007: 12,616,718 (December 31, 2006: 12,775,120)	126	127
Paid in capital	86,723	95,762
Accumulated other comprehensive loss	(45,936)	(45,161)
Accumulated deficit	(40,988)	(55,820)

Total stockholders’ (deficit)	(75)	(5,092)

Total liabilities and stockholders’ equity /(deficit)	$236,386	$230,579

Life Sciences Research Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Unaudited

	Nine months ended September 30
(Dollars in thousands)	2007	2006

Cash flows from operating activities:
Net income/(loss)	$14,832	$(16,370)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	7,010	7,221
Amortization of gain on disposal of US property	(240)	(81)
Non-cash compensation expense associated with employee stock compensation plans	1,451	407
Loss on deconsolidation of variable interest entity	-	42,874
Foreign exchange gain on March 2006 Financing and Capital Bonds	(1,660)	(4,005)
Foreign exchange gain on intercompany balances	(345)	(203)
Deferred income tax benefit	(521)	(20,635)
Provision for losses on accounts receivable	(99)	150
Amortization of Capital Bonds issue costs	-	70
Amortization of financing costs	1,384	3,116
Amortization of warrants	1,381	1,048

Changes in operating assets and liabilities:
Accounts receivable, unbilled receivables and prepaid expenses	(1,388)	1,183
Inventories	70	(211)
Accounts payable, accrued expenses and other liabilities	(2,316)	(4,712)
Fees invoiced in advance	11,282	2,380

Net cash provided by operating activities	$30,841	$12,232

Cash flows used in investing activities:
Purchase of property, plant and equipment	(12,415)	(8,152)
Sale of property, plant and equipment	17	6

Net cash used in investing activities	$(12,398)	$(8,146)

Cash flows (used in)/provided by financing activities:
Proceeds from issuance of Voting Common Stock	203	5,345
Proceeds from long-term borrowings	-	70,000
Increase in deferred finance/other assets	(4,800)	(8,145)
Repurchase of Voting Common Stock	(4,000)	-
Repurchase of warrants	(6,694)	-
Repayments of long-term borrowings	(10,129)	(71)
Repayments of short-term borrowings	(666)	(46,553)

Net cash (used in)/provided by financing activities	$(26,086)	$20,576

Effect of exchange rate changes on cash and cash equivalents	777	(1,767)

(Decrease)/increase in cash and cash equivalents	(6,866)	22,895
Cash and cash equivalents at beginning of period	44,088	15,420

Cash and cash equivalents at end of period	$37,222	$38,315

Supplementary Disclosures
Interest paid	$8,117	$8,127
Taxes paid
Japan	$-	$123
US	$328	$333

Supplementary Disclosures of non-cash financing activity:
Issuance of warrants to lender	$-	$2,528
Issuance of warrants to financial advisor	$-	$1,749